SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2018

Commission files numbers 333-162702. Plan Administration 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico 401(k) Plan
c/o GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK Puerto Rico 401(k) Plan
(Name of Plan)

Date: 7/1/2019

[signature]

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-162702 on Form S-8 of our report dated June 28, 2019, relating to the financial statements and supplemental schedule of GSK Puerto Rico 401(k) Plan appearing in this Annual Report on Form 11-K of GSK Puerto Rico 401(k) Plan for the year ended December 31, 2018.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2019

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-162702) of GlaxoSmithKline plc of our report dated June 14, 2018 relating to the financial statements of GSK 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 21, 2019

GSK Puerto Rico 401(k) Plan

Financial Statements as of December 31, 2018 and 2017 for the Year Ended December 31, 2018 and Supplemental Schedule as of December 31, 2018

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA

Tel: +1 215 246 2300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
GSK Puerto Rico 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the
GSK Puerto Rico 401(k) Plan (the "Plan") as of December 31, 2018, the related statement of
changes in net assets available for benefits for the year then ended, and the related notes
(collectively referred to as the "financial statements"). In our opinion, the financial
statements present fairly, in all material respects, the net assets available for benefits of the
Plan as of December 31, 2018, and the changes in net assets available for benefits for the
year then ended, in conformity with accounting principles generally accepted in the United
States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our
responsibility is to express an opinion on the Plan's financial statements based on our audit.
We are a public accounting firm registered with the Public Company Accounting Oversight
Board (United States) (PCAOB) and are required to be independent with respect to the Plan
in accordance with the U.S. federal securities laws and the applicable rules and regulations
of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards
require that we plan and perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of
the financial statements, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included
evaluating the accounting principles used and significant estimates made by management,
as well as evaluating the overall presentation of the financial statements. We believe that
our audit provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has
been subjected to audit procedures performed in conjunction with the audit of the Plan's
financial statements. The supplemental schedule is the responsibility of the Plan's
management. Our audit procedures included determining whether the supplemental
schedule reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 28, 2019

We have served as the auditor of the Plan since 2019.



Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of GSK Puerto Rico 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of GSK Puerto Rico 401(k) Plan (the "Plan") as of December 31, 2017, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

June 14, 2018

We have served as the Plan's auditor since at least 2002. We have not determined the specific year we began serving as auditor of the Plan.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GSK Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets		
Investments at fair value	$ 55,317,337	$ 60,555,500
Total investments	55,317,337	60,555,500
Receivables		
Employer contributions	25,727	20,147
Participant contributions	41,796	54,100
Dividends and interest	134,055	139,356
Receivables for securities sold	-	63,838
Participant loans receivable	58,201	116,012
Total receivables	259,779	393,453
Cash	13,783	358,884
Total assets	55,590,898	61,307,837
Liabilities		
Accrued management fees	2,481	3,019
Total liabilities	2,481	3,019
Net assets available for benefits	$ 55,588,417	$ 61,304,818

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

	2018
Additions to net assets attributed to	
Investment income	
Dividends and Interest	$ 695,763
Net depreciation in fair value of investments	(1,659,346)
Total investment loss	(963,583)
Contributions	
Participant	1,413,971
Employer	871,298
Total contributions	2,285,269
Net additions	1,321,686
Deductions from net assets attributed to	
Benefits paid to participants	7,032,497
Administrative expenses and management fees	5,590
Total deductions	7,038,087
Net decrease in net assets	(5,716,401)
Net assets available for benefits	
Beginning of year	61,304,818
End of year	$ 55,588,417

The accompanying notes are an integral part of these financial statements.

1. **Description of the Plan**

   The following description of the GSK Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan sponsored by GSK Puerto Rico, Inc. ("GSK" or the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions
   Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other Puerto Rico qualified retirement plans, subject to the terms of the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

   At one year of service the Company matches 100% of employee pre-tax contributions up to 4% of the employee's eligible pay as defined by the Plan Document. If Hacienda limits restricts pre-tax contributions to less than 4% of eligible pay, after-tax contributions will be matched to provide a total matching contribution of 4% of eligible pay. Additionally, after one year of service, the Company provides for GSK core contributions of 2% of employee's eligible pay, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

   During the year 2018 the total amount of the employee and employer contributions was $2,285,269, rollover contributions of $13,114 are included in this amount.

   Participant Accounts
   Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund ("the GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account. The Plan invests in the GSK Stock Fund. The GSK Stock Fund is comprised of the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA), and GSK ADRs, which represents two ordinary shares of GlaxoSmithKline plc.

   Nonparticipant-Directed Investments
   If a participant does not designate an investment direction, account balances are invested in the age-appropriate Vanguard Target Retirement Trust closest to the year that the participant attains age 65. The participant can change this investment direction and transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions, plus actual earnings thereon.

Payment of Benefits

While employed, participants may withdraw their after-tax contributions, and Company matching contributions made prior to July 1, 2001. Company matching contributions made after July 1, 2001 may not be withdrawn until termination of employment as defined in the Plan Document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two ordinary Shares of GlaxoSmithKline plc.

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance (effective October 5, 2018); (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs.

Participant Loans Receivable

The Plan does not allow participants to take out loans as defined in the Plan document. The current loan balance is a result of the transfer from Novartis Corporation Investment Savings Plan. These loans will be honored up to or before maturity and there will be no new loans issued. Principal and interest are paid ratably through semi-monthly payroll deductions or cashier check if participant is no longer employed.

Loans outstanding at December 31, 2018 have interest rates ranging from 4.25% to 9.25% with maturity dates from 2019 to 2022. Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value. During the year ended December 31, 2017 loans outstanding had interest rates ranging from 4.25% to 9.25% with maturity dates from 2019 to 2022.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value. During the year 2018 the income attributed to interest on participant loans receivable is zero. Participant loans are also considered party-in-interest transactions.

Administrative Expenses

Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses and management fees in the Statements of Changes in Net Assets Available for Benefits. During the year ended December 31, 2018, the Company paid administrative expenses and management fees of $182,262 on behalf of the Plan.

Also, the Company paid to State Street Bank and Trust Company, the Trustee and custodian for GSK Puerto Rico 401(k) Plan, during 2018 the amount of $44,000 for custodian fees.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Cash
Cash represents the cash balance held in a deposit account at Banco Popular de Puerto Rico ("BPPR"). The Trustee of the Plan is BBPR (the Trustee); the deposit account is used to receive contributions from the Company and remit to State Street Bank and Trust Company and receive payment of benefits from State Street Bank and Trust Company for payment to participants. There was $13,783 related to interest earned on cash balances as of December 31, 2018. Interest earned is used to pay administrative expenses of the plan.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value as defined by the FASB Accounting Standards Codification (ASC) 820. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2018 and 2017.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded

- Mutual funds: valued at the quoted net asset value (NAV) of shares held by the Plan at year end

- Common collective trust funds: valued at NAV of shares held by the Plan at year end as a practical expedient

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which amends certain disclosure requirements of ASC 820. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The Plan is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact on the Plan's financial statements.

3.   **Fair Value Measurements**

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

9

	Assets at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Common stock	$ 8,273,802	$ -	$ -	$ 8,273,802
Mutual funds	3,348,912	-	-	3,348,912
	11,622,714	-	-	11,622,714
Investments measured at net asset value as a practical expedient [a]	-	-	-	43,694,623
	$ 11,622,714	$ -	$ -	$ 55,317,337

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Common stock	$ 8,426,005	$ -	$ -	$ 8,426,005
Mutual funds	3,961,663	-	-	3,961,663
	12,387,668	-	-	12,387,668
Investments measured at net asset value as a practical expedient [a]	-	-	-	48,167,832
	$ 12,387,668	$ -	$ -	$ 60,555,500

(a) In accordance with ASU 2015-07, certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For year ended December 31, 2018, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2018 and 2017, respectively.

GSK Puerto Rico 401(k) Plan
Notes to Financial Statements
December 31, 2018 and 2017

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	12,588,335	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	1,975,501	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	2,858,953	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	1,846,606	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	4,680,068	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	12,649,317	n/a	Daily subject to frequent trading provisions	No defined period.
Vanguard Retirement Savings Trust IV	7,095,843	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.

Total December 31, 2018	$	43,694,623

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	14,988,794	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	2,378,654	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	3,632,620	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	1,781,390	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	5,631,648	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	13,537,195	n/a	Daily subject to frequent trading provisions	No defined period.
Vanguard Retirement Savings Trust IV	6,217,531	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.
Total December 31, 2017	$ 48,167,832			

4. Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the custodian of the Plan and therefore, the transactions qualify as party-in-interest transactions. BPPR remits all contributions received from the Company to State Street Bank and Trust Company who invests these contributions as directed by participants. BPPR makes distributions from the Plan in accordance with the Agency Agreement.

During the year ended December 31, 2018, the Plan purchased $8,932,565 and sold $9,733,980 of the GSK Stock Fund, which included purchases of $2,829,728 and sales of $3,643,008 of GSK ADRs, respectively, and received dividends of $494,996.

During the year ended December 31, 2017, the Plan purchased $7,558,464 and sold $8,162,998 of the GSK Stock Fund, which included purchases of $2,393,743 and sales of $3,022,940 of GSK ADS, and received GSK ADS dividends of $514,876.

5. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. **Tax Status**

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 31, 2018, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

7. **Reconciliation to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$ 55,588,417	$ 61,304,818
Amounts allocated to withdrawing participants	-	(346,985)
Net assets available for benefits per Form 5500, Schedule H	$ 55,588,417	$ 60,957,833

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018, to Form 5500:

	2018
Benefits paid to participants per the financial statements	$ 7,032,497
Amounts allocated to withdrawing participants at December 31, 2018	-
Amounts allocated to withdrawing participants at December 31, 2017	(346,985)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 6,685,512

8. **Risks and Uncertainties**

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Included in investments at December 31, 2018 and 2017, are shares of GSK's common stock of $8,273,802 and $8,426,005 respectively. This investment represents 14.88 percent and 13.74 percent of net assets available for benefits at December 31, 2018 and 2017, respectively. A significant decline in the market value of GSK's stock would affect the net assets available for benefits.

As of December 31, 2018, the following investments represent more than 5.0 percent of the net assets available for benefits:

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	12,588,335
Vanguard Retirement Savings Trust IV	7,095,843
State Street US Extended Market Index Non-Lending Series Fund (Class C)	4,680,068
BlackRock T-Fund (Institutional share class)	3,225,629
State Street International Index Non-Lending Series Fund (Class A)	2,858,953

There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits.

9. **Subsequent Events**

Subsequent events were evaluated through June 28, 2019, the date the financial statements were issued.

Supplemental Schedule

GSK Puerto Rico 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Fair Value
*	GlaxoSmithKline plc ADR	Common stock	**	8,273,802
				8,273,802
	BlackRock T-Fund (Institutional share class)	Mutual fund	**	3,225,629
.	State Street Institutional Treasury Money Market Fund (Premier share class)	Mutual fund	**	123,283
				3,348,912
	Vanguard Retirement Savings Trust IV	Common collective trust fund	**	7,095,843
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	12,588,335
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	1,975,501
*	State Street International Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	2,858,953
*	State Street US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	1,846,606
*	State Street US Extended Market Index Non-Lending Series Fund (Class (	Common collective trust fund	**	4,680,068
	Vanguard Target Retirement Income Trust I	Common collective trust fund	**	1,087,859
	Vanguard Target Retirement 2015 Trust I	Common collective trust fund	**	416,002
	Vanguard Target Retirement 2020 Trust I	Common collective trust fund	**	2,070,921
	Vanguard Target Retirement 2025 Trust I	Common collective trust fund	**	1,915,908
	Vanguard Target Retirement 2030 Trust I	Common collective trust fund	**	2,534,462
	Vanguard Target Retirement 2035 Trust I	Common collective trust fund	**	1,565,286
	Vanguard Target Retirement 2040 Trust I	Common collective trust fund	**	1,355,647
	Vanguard Target Retirement 2045 Trust I	Common collective trust fund	**	1,254,190
	Vanguard Target Retirement 2050 Trust I	Common collective trust fund	**	137,449
	Vanguard Target Retirement 2055 Trust I	Common collective trust fund	**	116,436
	Vanguard Target Retirement 2060 Trust I	Common collective trust fund	**	195,157
				43,694,623
		Total Investments		$ 55,317,337
*	Participant loans (interest rate 4.25%-9.25%; maturity 2019-2022)	Participant loans	**	$ 58,201

*   Denotes a party-in interest.
**   Historical cost information is not required for participant directed investments.

16